UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  ☒   Form 20-F    ☐   Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

D&O Indemnification Agreement

On September 4, 2023, DoubleDown Interactive Co., Ltd. (the “Company”) entered into an Indemnification Agreement (the “Indemnification Agreement”) with each of its current executive officers and directors (the “Indemnitees,” and each, an “Indemnitee”). The Indemnification Agreement generally provides that each Indemnitee will be indemnified by the Company to the fullest extent permitted by applicable law, and will be entitled to advancement of certain expenses, including certain defense costs, in connection with any action, suit or proceeding, whether threatened or actual, relating to the fact that such Indemnitee is, was, shall be or shall have been (i) an officer, a director and/or an employee of the Company or (ii) serving at another enterprise at the request of the Company; provided that such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and its stockholders, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Pursuant to the Indemnification Agreement, the Company’s maximum aggregate liability for all loss and expenses on account of any and all requests for indemnity under the Indemnification Agreement or any similar indemnity agreement with any other indemnitee will be $5,000,000 per every 12-month period. The indemnification and other rights of an Indemnitee are also subject to customary covenants and limitations.

The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Indemnification Agreement set forth on Exhibit 10.1 hereto and incorporated by reference herein.

The information contained in this report on Form 6-K, including Exhibit 10.1 hereto, is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267422), filed with the U.S. Securities and Exchange Commission on September 14, 2022, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of the Indemnification Agreement, between the Company and each of its executive officers and directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: September 5, 2023	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer